United States securities and exchange commission logo





                               June 3, 2020

       Ren e Aguiar-Lucander
       Chief Executive Officer
       Calliditas Therapeutics AB
       Kungsbron 1, C8
       SE-111 22
       Stockholm, Sweden

                                                        Re: Calliditas
Therapeutics AB
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed June 1, 2020
                                                            File No. 333-238244

       Dear Ms. Aguiar-Lucander:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Exhibit 5.1, page II-2

   1. The legality opinion that you file to satisfy your obligations under Regulation S-K Item
                                                        601(b)(5) should not
assume conclusions of law that are necessary for the ultimate opinion. Please revise
assumptions (g), (i), (j) and (k) of the legality opinion or tell us why those assumptions
are appropriate.
 Ren e Aguiar-Lucander
FirstNameTherapeutics AB Aguiar-Lucander
Calliditas LastNameRen e
Comapany NameCalliditas Therapeutics AB
June 3, 2020
Page 2
June 3, 2020 Page 2
FirstName LastName
       You may contact Sasha Parikh at 202-551-3627 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at 202-551-3635 or Suzanne Hayes at 202-551-3675 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Michael Rosenberg, Esq.